Mail Stop 4561

August 3, 2006

VIA U.S. MAIL AND FAX (941) 308-4190

Mr. Wesley R. Edens
Chief Executive Officer and President
Global Signal Inc.
301 North Cattlemen Road, Suite 300
Sarasota, FL 34232-8886

     Re: **Global Signal Inc.**
                Form 10-K for the year ended December 31, 2005
                Filed March 9, 2006
                File No. 1-32168

Dear Mr. Edens:

     We have reviewed your response letter filed July 20, 2006 and have the following additional comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis, page 48

Non-GAAP Financial Measures, page 74

1. We have read and reviewed your response to comment 1. Item 10(e)(1)(ii)(B) states that a registrant must not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures

states that such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. In a more detailed response for each excluded recurring item please tell us how you determined that these recurring items can be excluded from the non-GAAP measure.

2. We have reviewed your response to comment 2. While the measure FFO as defined by NAREIT is a performance measure, the non-GAAP financial measure you have presented, AFFO, excludes many non-cash items not excluded from the calculation of FFO. The exclusion of these items, such as straight-line revenues and expenses and impairment losses, and your statement that AFFO is useful to investors to provide an understanding of your ability to incur and service debt and make capital expenditures clearly indicates that this is a measure of liquidity, and should be reconciled to cash flow from operations. Please provide us with the disclosures you will include in future filings related to FFO and AFFO.

3. In future filings please revise to reconcile to FFO and EBITDA and then to Adjusted FFO and Adjusted EBITDA.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief